Exhibit 3.1

Amendment No. Two to the Bylaws

of Nuvilex, Inc. (a Nevada Corporation)

These amendments to the bylaws (“Bylaws”) of Nuvilex, Inc. (the “Corporation”) are subject to and governed by Chapter 78 of Nevada Revised Statutes and any successor statute, as it may be amended from time to time, and the Articles of Incorporation of the Corporation.

1. Section 3.10 is hereby amended and restated to read in its entirety as follows:

3.10 Special Meetings. Special meetings of the Board of Directors may be called by the President or by any Director on one day’s notice to each Director, given either personally or by mail, telegram or e-mail. Except as otherwise expressly provided by statute, or by the Articles of Incorporation, or by these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in a notice or waiver of notice.

2. Section 7.04(a) is hereby amended and restated to read in its entirety as follows:

(a) Consideration. The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the Corporation, including, but not limited to, cash, promissory notes, services performed, contracts for services to be performed or other securities of the Corporation.